                                                                    EXHIBIT 12.1

                                 ADVANTA CORP.
                                AND SUBSIDIARIES

            STATEMENTS SETTING FORTH DETAILS OF COMPUTATION OF RATIO
                          OF EARNINGS TO FIXED CHARGES

               COMPUTATION OF RATIO OF EARNINGS TO FIXED CHARGES
                             (DOLLARS IN THOUSANDS)


                                       FOR THE THREE
                                       MONTHS ENDED
                                         MARCH 31,                  FOR THE YEARS ENDED DECEMBER 31ST,
                                   ---------------------   ----------------------------------------------------
                                     1997         1996       1996       1995       1994       1993       1992
                                   --------     --------   --------   --------   --------   --------   --------
                                   (UNAUDITED)
Net earnings (loss)..............  $(19,818)    $ 41,030   $175,657   $136,677   $106,063   $ 77,920   $ 48,037
Federal and state income taxes
  (benefit)......................    (6,891)      21,133     89,104     75,226     59,144     45,335     29,063
                                   --------     --------   --------   --------   --------
Earnings (loss) before income
  taxes (benefit)................   (26,709)      62,163    264,761    211,903    165,207    123,255     77,100
                                   --------     --------   --------   --------   --------
Fixed charges:
  Interest.......................    71,462       55,935    269,700    166,032     94,758     79,303     93,545
  One-third of all rentals.......       819          461      2,833      1,641      1,809      1,591      1,252
  Preferred stock dividend of
    subsidiary trust.............     2,248            0        350          0          0          0          0
                                   --------     --------   --------   --------   --------
         Total fixed charges.....    74,529       56,376    272,883    167,673     96,567     80,894     94,797
                                   --------     --------   --------   --------   --------
Earnings before income taxes and
  fixed charges..................  $ 47,820     $118,559   $537,644   $379,576   $261,774   $204,149   $171,897
                                   --------     --------   --------   --------   --------
Ratio of earnings to fixed
  charges(A).....................        (B)        2.10x      1.97x      2.26x      2.71x      2.52x      1.81x


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(A) For purposes of computing these ratios, "earnings" represent income before income taxes plus fixed charges, and "fixed charges" consist of interest expense, one-third (the proportion deemed representative of the interest factor) of rental expense on operating leases and preferred stock dividend of subsidiary trust.



(B) For the three months ended March 31, 1997, earnings were inadequate to cover Fixed Charges. The deficiency was approximately $26.7 million.